Exhibit 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS ON PREFERRED STOCK

AND LOSSES ON PURCHASES OF PREFERRED STOCK

(DOLLARS IN THOUSANDS)

	Years Ended December 31,					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2016
Computation of earnings:
Income (loss) from continuing operations before income taxes	$151,196	$64,853	$251,001	335,070	473,829	245,060
Add:
Fixed charges (as computed below)	611,522	717,672	752,241	791,386	750,968	561,569
Subtract:
Interest capitalized	(265)	(2,335)	(1,832)	(2,985)	(4,805)	(4,933)

	$762,453	$780,190	$1,001,410	$1,123,471	$1,219,992	$801,696

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	404,968	491,184	491,041	491,581	487,355	373,131
Amortized premiums, discounts and capitalized expenses related to indebtedness	102,883	109,860	98,589	81,710	39,773	14,523
Interest capitalized	265	2,335	1,832	2,985	4,805	4,933
Interest component of operating lease expense	103,406	114,293	160,779	215,110	219,035	168,982

Fixed charges	611,522	717,672	752,241	791,386	750,968	561,569
Dividends on preferred stock and losses on purchases of preferred stock	22,940	2,629	11,363	43,988	43,988	32,991

Combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	$634,462	$720,301	$763,604	$835,374	$794,956	$594,560

Ratio of earnings to fixed charges	1.2	1.1	1.3	1.4	1.6	1.4

(Deficiency) excess of earnings to cover fixed charges	$150,931	$62,518	$249,169	$332,085	$469,024	$240,127

Ratio of earnings to combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	1.2	1.1	1.3	1.3	1.5	1.3

(Deficiency) excess of earnings to cover fixed charges and preferred stock dividends and losses on purchases of preferred stock	$127,991	$59,889	$237,806	$288,097	$425,036	$207,136